

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

<u>Via E-mail</u>
Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street,   P.O. Box 7000
El Dorado, Arkansas 71731-7000

      Re: Murphy Oil Corporation
             Form 10-K for Fiscal Year Ended December 31, 2013
             Filed February 28, 2014
             Form 8-K Dated April 30, 2014
             File No. 001-08590

Dear Mr. Fitzgerald:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director